F/m Investments LLC

Code of Ethics

Effective June 15, 2026

CONFIDENTIAL – NOT TO BE DISTRIBUTED OUTSIDE THE FIRM

This Code of Ethics is the property of F/m Investments LLC and its contents are confidential and may not be distributed without the prior approval of the Chief Compliance Officer. The policies and procedures set forth herein supersede all previous versions of the Code.

I.                    INTRODUCTION

F/m Investments LLC (“FMI”, the “Firm”, “we” or “us” or “our”) is committed to maintaining the highest legal and ethical standards. This Code of Ethics (the “Code”) sets out basic principles to guide the day-to-day business activities of all employees, directors and officers of the Firm. The overall policy underlying this Code is that the Firm expects all employees to follow the highest standards of honest conduct and business ethics in all aspects of their activities on behalf of the Firm. This Code supplements the written policies and procedures of the Firm (the “Compliance Manual”), which is distributed to every Covered Person (as defined below).

II.                  DEFINITIONS AND SCOPE

The following definitions are integral to the understanding of the Code. Additional terms are defined throughout the Code.

Supervised Person. A Supervised Person means any of the Firm’s owners, employees, independent contractors, outside consultants and other insiders (or other persons occupying a similar status or performing similar functions), all employees (including temporary employees), and/or any other person who provides investment advice on behalf of the Firm and is subject to supervision and control of the Firm, or any person maintaining an email address through the Firm’s systems.

Access Person. Any Supervised Person that has “access” to non-public information regarding the purchase or sale of securities for any client. Any Supervised Person that is an investment advisor representative (“IAR”) of the Firm must be classified as an Access Person due to access to client information. Any Supervised Person who is licensed with the Financial Industry Regulatory Authority, Inc. (“FINRA”) through the Firm’s third-party broker-dealer is also considered an Access Person of the Firm for the same reason.

Covered Person. For the purposes of this Code, the Firm has determined that almost all of the requirements reply to both Supervised Persons and Access Persons and in those cases, the Supervised Persons and Access Persons shall collectively be referred to as “Covered Persons” herein. When a certain requirement only applies to one group or the other, they will be called out specifically. All Covered Persons should familiarize themselves with the information, policies and guidelines in this Code. Any questions regarding the Code should be directed to the Chief Compliance Officer (the “CCO”) or any of the Firm’s internal or external compliance consultants (collectively, the “Compliance Department”).

III.                GENERAL PRINCIPLES OF THE CODE

The Code is based on the overriding principle that the Firm is a fiduciary to every client (each a “Client”) and must act in the best interest of its Clients at all times. The confidence and trust placed in the Firm by its Clients is something that must be valued and protected. FMI has adopted this Code to prevent fraudulent, deceptive and manipulative acts or practices and to ensure compliance with regulatory and fiduciary duties owed to the Firm’s clients. Therefore, all Covered Persons must conduct themselves in accordance with the following principles:

•         Compliance with Law. All Covered Persons are expected to comply with federal and state securities regulations, and any guidance, codes or rules issued by self-regulatory organizations (such as FINRA) that apply to our business activities (“Applicable Law”). Covered Persons should immediately notify the Compliance Department if they suspect that there has been any violation of Applicable Law.

•         Clients First. Client interests must always take priority. Covered Persons must always place the interests of their Clients ahead of their own personal interests.

•         Conflicts of Interest. FMI makes every attempt to avoid conflicts of interest (or even the appearance of conflicts). Therefore, FMI and its Covered Persons should disclose any situations that present an actual or perceived conflict of interest and document how the conflict is mitigated.

•         Firm and Client Opportunities. Covered Persons are prohibited from taking advantage of an opportunity belonging to the Firm or its Clients.

•         Treating Clients Fairly. FMI and its Covered Persons are prohibited from favoring the interests of one Client over another. For example, Covered Persons cannot favor large accounts over small accounts, or personal/family accounts over Client accounts.

•         Guarantees. Covered Persons may not guarantee the future value of or return on a security. In addition, Covered Persons may not guarantee the success or profitability of investment advice that they or the Firm provide or make guarantees regarding any trading or investment strategy that the Firm employs.

•         Confidential Information. Covered Persons are often in a position to know about Clients’ identities, investment objectives, funding levels, and future plans, as well as information about the transactions that the Firm implements on their behalf and the securities holdings, if any, in their accounts. All of this information is considered confidential and must not be shared with persons outside the Firm, such as vendors, family members, or market participants, unless specifically permitted. Additionally, Covered Persons may not share information relating to the Firm’s investment activities with an affiliate unless specifically permitted.

•         Fair Dealing. The Firm is committed to dealing fairly with its Clients, vendors, competitors, and Covered Persons. Covered Person may not take unfair advantage of any other person or business through any unfair business practice, including through improper coercion, manipulation, concealment, abuse of privileged information, or misrepresentation of material fact.

•         Client Complaints. Covered Persons are prohibited from making any payments or account adjustments to Client accounts in order to resolve a Client complaint, without the prior written approval of the CCO. All Client complaints must be promptly reported to the Compliance Department. Please refer to the FMI Compliance Manual for further details on policies and procedures regarding Client complaints.

IV.               CONFIDENTIAL INFORMATION

Covered Persons often come in contact with non-public information and they must, at all times, keep confidential any nonpublic information that they may obtain as a result of their duties and responsibilities with the Firm. This includes, but is not limited to, information concerning Clients or prospective lients, including their identities, investments, and/or account activity. This also includes any recommendations and actions made to or on behalf of Clients, except communications with third parties in the ordinary course of business. No confidential or non-public information is to be released without first consulting the CCO and receiving approval. Covered Persons should be diligent in ensuring that information is not released and that it is also protected from unlawful or inappropriate third-party access.

Nothing in this Duty of Confidentiality precludes a Covered Person from reporting any potential violations of the Firm’s policies and procedures as described in this Code or in the FMI Compliance Manual and/or any potential violations of Applicable Law. Please refer to the FMI Compliance Manual for details on the Firm’s Whistleblower policy.

V.                  Safeguarding of Assets and Property

FMI’s assets and properties represent a key portion of the Firm’s value as an enterprise and are very important to its ability to conduct its business. The Firm’s assets and properties include both physical assets such as cash, securities, physical property and equipment and intangible assets such as business strategies and plans, intellectual property, services and products. Covered Persons are responsible for safeguarding the Firm’s assets and properties that are under their control. Theft of or fraudulently obtaining Firm assets or property is misappropriation of the Firm’s assets or property and should be reported to the Compliance Department immediately for investigation. Furthermore, except where permitted by the Firm, Covered Persons should not use Firm assets for their personal benefit.

VI.               GIFTS AND ENTERTAINMENT

Covered Persons must not offer, give, solicit, or accept, in the course of business, any inducements, which may lead to conflicts of interest. Due to the various relationships that

FMI may have with its Clients, vendors and other entities, Covered Persons generally must not solicit gifts or gratuities nor give inducements, except in accordance with these policies and procedures. Gifts or entertainment of an extraordinary or extravagant nature to a Covered Person should be declined or returned and reported to the Compliance Department. Gifts of nominal value, as defined below, are generally acceptable.

Business Entertainment

“Business Entertainment” is defined as an event where (i) the Covered Person is in attendance, (ii) the Client or other third party (such as a financial professional, a member of a platform or partner firm, and/or a center of influence, etc.) is in attendance; and (iii) there is a specific business purpose for the event. For example, if a Covered Person invites a Client, prospective Client, or financial advisor from a partner firm to dinner, this activity would be permissible Business Entertainment, as long as there is no conflict of interest. Reasonable and customary Business Entertainment, such as an occasional dinner, a ticket to a sporting event, or comparable entertainment, which is neither so frequent nor so extensive as to raise any question of propriety, is appropriate. Events that do not meet the definitions above must be declined and reported to the Compliance Department.

Business Entertainment may be paid for by the third party or by FMI and its Covered Person, depending on the situation.

•         Covered Persons may attend business meals or sporting events paid for by a third party, if it falls under the definition of Business Entertainment.

•         Covered Persons may provide Business Entertainment to third parties that FMI does business or seeks to do business with, including vendors, as long as it falls under the definition above.

•         All Business Entertainment provided by Access Persons must follow the cash/non-cash compensation policies of the third parties, as applicable. For example, if a Salesperson takes an Advisor from a partner firm to a meal, it may not exceed the amount allowed per person by the partner firm’s cash/non-cash compensation rules.

•         All Business Entertainment should be recorded as directed by and should be undertaken in compliance with the guidelines presented in FMI’s Travel and Expense Policy.

Business Gifts

A “Business Gift” is defined as a gift of nominal value (generally, up to $250 per individual per year). All Business Gifts must be reported in the Firm’s compliance software, MyComplianceOffice (“MCO”) within a reasonable period of time from receipt. All Business

Gifts during the holiday season must be reported by December 31st of the calendar year. Perishable items received, such as fruit baskets, other food and/or corporate logo apparel are excluded from the reporting requirements, as long as such items do not otherwise conflict with the policies herein. Gifts of extraordinary or extravagant nature to a Covered Person are to be declined or returned and reported to the Compliance Department. Any exceptions to the $250 limit must be pre-approved by the CCO by submitting a request in MCO.

Prohibitions

Covered Persons must not:

•         Solicit any Business Gift or Entertainment;

•         Accept any form of loan from a Client;

•         Accept any form of cash or cash equivalent, including a gift certificate, as a Business Gift;

•         Accept any Business Gift or Entertainment that might influence an investment decision or that might make the Covered Person feel beholden to any person or firm;

•         Accept any Business Gift or Entertainment on a standing, recurring or on-going basis; or

•         Receive Business Gifts or Entertainment at home.

•         Accept a Business Gift of travel or lodging associated with a conference, research trip or other business-related activity.

Union Officials or ERISA Plan Fiduciaries

Business Gifts or Entertainment to or from a labor union or a union official in excess of $250 per fiscal year must be reported on Department Labor Form LM-10 within ninety (90) days following the end of FMI’s fiscal year (August 31st).

Foreign Governments and “Government Instrumentalities”

The Foreign Corrupt Practices Act (the “FCPA”) prohibits the direct or indirect giving of, or a promise to give, “things of value” in order to corruptly obtain a business benefit from an officer, employee, or other “instrumentality” of a foreign government. Companies that are owned, even partly, by a foreign government may be considered an “instrumentality” of that government. In particular, government investments in foreign financial institutions may make the FCPA applicable to those institutions. Individuals acting in an official capacity on behalf of a foreign government or a foreign political party may also be “instrumentalities” of a foreign government.

The FCPA includes provisions that may permit the giving of Business Gifts and Entertainment under certain circumstances, including certain Business Gifts and Entertainment that are lawful under the written laws and regulations of the recipient’s country, as well as bona-fide travel costs for certain legitimate business purposes. However, the availability of these exceptions is limited and is dependent on the relevant facts and circumstances. Covered Persons must receive authorization from FMI’s CCO and CFO by submitting a request through MCO prior to giving anything of value that might be subject to the FCPA.

Corporate Sponsorships

FMI’s sponsorship of events is consistent with the Business Gift and Entertainment definitions above. Sponsorships should not be excessive or so frequent as to raise questions of their propriety. Any corporate sponsorship, including, but not limited to, buying a table at a charity event, sponsoring any type of charity golf outing, etc., must be pre-approved by the CCO and CFO prior to the event by submitting a request in MCO.

Charitable Giving

Covered Persons may not make contributions to charities with the intention of influencing such charities to become a Client of the Firm. Charitable contributions on behalf of FMI that exceed $250 require authorization from the CCO and CFO prior to making the contribution by submitting a request in MCO. Charitable contributions on behalf of FMI that are less than $250 still require reporting in MCO, but do not require pre-approval.

VII.             OUTSIDE BUSINESS ACTIVITIES

Covered Persons may be granted permission to engage in outside business activities with public or private corporations, partnerships, not-for-profit institutions, investments clubs and other entities. However, these activities can create conflicts of interest with the Firm and its Clients. All requests to engage in an outside business activity or “OBA” must be submitted for review and approval by the Compliance Department via MCO and will be reviewed on a case-by-case basis.

An “OBA” is defined as any employment or other outside activity by a Covered Person that may result in possible conflicts of interest for the Covered Person and/or for the Firm. Examples of OBAs include the following:

•         Serving as a director, officer, general partner or trustee of, or as a consultant to, a business, corporation or partnership, including family-owned businesses and charitable, non-profit, and political organizations. This includes serving as a director of a publicly-traded company, serving as a general partner to a limited partnership, the managing member of a limited liability company, the trustee of a trust, or the executor of an estate if such limited partnership, limited liability company, trust, or estate is a Client of the Firm;

•         Serving as a registered representative of a broker-dealer or an insurance agent*;

•         Accepting a second job or part-time job of any kind, or engaging in another business outside of the duties relating to the Firm; or

•         Receiving compensation of any nature, directly or indirectly, from any person, firm, corporation, estate, trust, or association, other than FMI, whether as a fee, commission, bonus, or other consideration such as stock, options, or warrants. This includes any public speaking or writing activities.

•         Any monetary investment in any non-publicly traded business, corporation or partnership, including passive investments in private companies. This may include investing in the business of a friend or relative. All investments in private securities transactions are subject to the “Private Securities Transaction” section below.

Covered Persons must also obtain written pre-approval from the CCO and CEO prior to running for any public office and may not hold public office if it presents any actual or apparent conflict of interest with the Firm’s business activities.

*Anyone who holds a FINRA license and is registered with FMI’s third-party broker-dealer must submit an OBA request in MCO for approval.

VIII.           POLITICAL CONTRIBUTIONS

Rule 206(4)-5 (the “Pay-to-Play Rule”) limits political contributions to state and local government officials, candidates, and political parties by registered investment advisers such as FMI. Therefore, FMI and its Covered Associates (as defined below for the purposes of this Pay-to-Play Policy) are prohibited from making political contributions with the intention of influencing the recipient of the contribution to engage in business or award a contract to FMI.

If FMI and/or any of its Covered Associates violates the Pay-to-Play Rule, FMI will be prohibited from providing investment advisory services and receiving compensation from the applicable government entity for two (2) years following a contribution to any official of that government entity.

Definitions

For the purpose of this Pay-to-Play policy only, “Covered Associate” is defined as any Covered Person and/or their spouse and immediate family members. This is to avoid the “anti-circumvention provision” of the rule, which prevents a Covered Person from doing anything indirectly that would violate the Pay-to-Play Rule if done directly by the Covered Person.

A “Political Contribution” is defined as any gift, subscription, loan, advance, a deposit of money, or anything of value made to influence any election for federal, state or local office. This definition includes any payment of debt incurred in connection with any such election; or transition or inaugural expenses incurred by the successful candidate for state or local office. This includes not only monetary contributions, but also in-kind contributions such as payment for services or use of facilities, personnel or other resources to benefit any federal, state or local candidate campaign, political party committee, or other political committee or political organization exempt from federal income taxes under Section 527 of the Internal Revenue Code (such as the Republican or Democratic Governors Association); or the inaugural committee or transition team of a successful candidate.

The Firm is required to do a “Covered Associate Look Back” because contributions are attributed to an investment adviser when made by a person within two (2) years of becoming a Covered Associate of the Firm. This is done as part of FMI’s Pre-Employment Questionnaire before onboarding with the Firm.

Pre-Clearance of Political Contributions

■         Covered Associates wishing to make a political contribution to any state or local government entity, official, candidate, political party, or political action committee must submit a request for pre-clearance in MCO prior to the contribution.

■         Total contributions to any state or local government entity, official, candidate, political party, or political action committee (“PAC”) may not exceed $150 in a single election cycle.

■         The $150 contribution limit is increased to $350 for Covered Associates who are eligible to vote in the election of the candidate or official.

■         Pre-clearance authorization is valid for seven (7) days from the request date.

Gifts and Entertainment Given to Political Officials

Gifts and entertainment provided to political officials will be viewed as political contributions and are subject to the limitations and procedures in this section of the Code.

IX.                PROHIBITIONS ON INSIDER TRADING

Covered Persons may come into possession of material non-pubic information (“MNPI”), which is highly sensitive and confidential. The misuse of MNPI is illegal and violates Applicable Law and in most cases, contractual obligations of the Firm.

FMI strictly forbids any Covered Person from trading, either personally or on behalf of others, on MNPI or communicating MNPI to others in violation of Applicable Law. This conduct is frequently referred to as “insider trading.” If a Covered Person comes into the possession of MNPI, whether from a public company, an insider at a public company who might also be a Client, or by any other means, they should contact the CCO immediately. The Covered Person is strictly prohibited from disclosing either the potential MNPI or the possession of the potential MNPI to any other person.

Definitions

“Insider Trading” is defined as the use of MNPI when engaging in securities transactions on behalf of the Covered Person or others or communicating MNPI to others.

“Material Information” is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Material Information includes, but is not limited to, dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, and extraordinary management developments.

“Non-public Information” is defined as information that has not been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, the information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal, or other publications of general circulation would be considered public.

Sources of Information

Firms like FMI gain insight into investments from a variety of sources. We may have access to individuals who are deemed to have unique expertise in specific industries/sectors. These individuals can include academics, scientists, engineers, doctors, lawyers, suppliers, and professional participants in the relevant industry, including in some cases, former employees of the company of interest. If appropriately used, access to these individuals can be a valuable and legitimate research tool that facilitates efficient access by Clients to persons with specialized and valued expertise.

To help reduce the risk of accidentally receiving MNPI, the Firm and its Covered Persons should begin discussions with any contacts by reviewing the scope and purpose of the contact’s role. Use of these specialized individuals should only be undertaken after these individuals are vetted.

Disclosure of Conflict of Interest & Tracking Restricted Securities

As a fiduciary to Clients, Covered Persons may encounter situations where there is a potential for a conflict of interest, such as having a personal relationship with an Executive-Level Officer of a publicly traded company or through the possession of MNPI. These conflicts are primarily mitigated by restricting trading activity when in possession of, or even having the potential of being in possession of MNPI. Therefore, it is critical that all Covered Persons contact the CCO to discuss whether a particular security should be added to the “no trade” list (the “Restricted Security List”) further review and analysis. Covered Persons have the ability to request the removal of a security from the Restricted Security List with the inclusion of the appropriate rationale. Periodically, the CCO will review the Restricted List to ensure that all securities are still required to remain on the list.

•         CURRENT RESTRICTED TRADING LIST: GLP (Global Limited Partners, LLC)

Penalties for Trading on or Sharing MNPI

Penalties for trading on or communicating MNPI can be severe, both for firms and individuals involved in such unlawful conduct. An individual can be subject to some or all of the penalties below, even if there is no personal benefit from the violation. Penalties may include civil injunctions, treble damages, disgorgement of profits, jail sentences and fines for the individual who committed the violation of up to three (3) times the profit gained or loss avoided, whether or not the individual benefited, and/or fines for FMI and/or other controlling person of up to the greater of $1,000,000 or three (3) times the amount of the profit gained or loss avoided.

X.                  PERSONAL TRADING POLICY

FMI seeks to ensure that the personal trading of its Access Persons does not conflict with the interests of any Client. We adopted these policies and procedures that are designed to ensure that any trading by Access Persons complies with FMI’s legal and fiduciary obligations. The purchase or sale of securities by FMI or its Access Persons for their accounts may create a conflict of interest or the appearance of a conflict of interest. Since FMI compensated for providing investment advice to Clients; fiduciary concerns may arise where Access Persons also trade for their own accounts.

Definitions

A “Beneficial Interest” is any direct ownership or the ability to share, directly or indirectly, in any profit, loss, dividend or income, through any joint account, partnership, trust or other formal or informal relationship. An Access Person is deemed to have a Beneficial Interest in accounts held by immediate family members with whom the Access Person shares a household or provides significant financial support. Any questions and issues regarding the definition of Beneficial Interest should be directed to the Compliance Department.

A “Covered Account” includes any brokerage account for which an Access Person has a direct or indirect beneficial interest, where such account has the ability to trade in Reportable Securities (as defined above). Types of accounts may include:

•         Brokerage accounts that hold or have the ability to purchase Reportable Securities (i.e., equities, derivatives, fixed income products, ETFs, commodities and/or futures); and/or

•         Any accounts for which an Access Person either serves as a trustee and is the ultimate beneficial owner, and/or an Access Person exercises investment discretion over such trust account, even if they are not the beneficial owner;

•         Accounts where an Access Person has given full discretion to a broker to undertake transactions on the Access Person’s behalf unless the Access Person can demonstrate that they have no control over the trading in the account.

A “Reportable Security” is defined by Section 202(a)(18) of the Advisers Act generally as any listed or unlisted securities and/or private transaction (which include private placements, non-public stock or warrants), EXCEPT:

•         Direct obligations of the United States Government (i.e., US Treasury Notes, Treasury Bills, etc.);

•         Bankers’ acceptances, bank certificates of deposit (“CDs”), commercial paper and/or other high-quality short-term debt Instruments, including repurchase agreements;

•         Shares issued by money market funds;

•         Physical certificates (i.e., shares of Disney);

•         Shares issued by open-end mutual funds; and

•         Unit Investment Trusts (“UITs”).

A “Reportable Fund” is defined as: (1) any fund where FMI serves as the investment adviser or sub-adviser; (ii) any fund whose investment adviser or principal underwriter controls FMI, or is controlled by FMI or is under common control with FMI; and/or (iii) any fund identified on FMI’s preclearance or restricted list. As used in this definition, “control” has the same meaning as it does in Section 2(a)(9) of the 1940 Act.

Persons Covered by this Personal Trading Policy

This Personal Trading Policy applies to ALL Access Persons and covers ALL covered accounts held by an Access Person, their immediate family members, any other immediate members in their household, any trusts of which they are a trustee or beneficiary and any other account for which the Access Person has a “direct or indirect beneficial interest”. FMI must maintain a record of all transactions in Reportable Securities in which an Access Person has a Direct or Indirect Beneficial Interest. The Compliance Department will maintain personal trading records and transactions in keeping with the Advisor’s fiduciary and recordkeeping responsibilities. To guard against any potential conflicts of interest with FMI’s Clients, Access Persons are required to disclose ALL Covered Accounts to the Compliance Department via MCO.

While Supervised Persons who are not also Access Persons will not be required to regularly disclose information related to their personal trading activities, FMI reserves the right to request the personal trading information of Supervised Persons. Supervised Persons are still required to complete annual and quarterly certifications in MCO, as described below.

Account Custodians with Electronic Feeds

FMI recommends that Access Persons establish and maintain all accounts at one of the custodians listed below for ease of electronic transfer of account statement information. When an Access Person has an account at one of these firms, quarterly statements are sent directly to FMI via an electronic feed to MCO. If an Access Person holds an account at a different institution, the Access Person is required to provide the CCO with statements on a quarterly basis.

• Ameriprise Financial	• Morgan Stanley
• Baird	• Raymond James
• Charles Schwab	• Stifel, Nicolaus, & Company
• E-Trade	• Edward Jones
• Fidelity	• UBS
• JP Morgan/Chase	• Vanguard
• Merrill Lynch	• Wells Fargo Advisors

Basic Restriction on Investing Activities

If a purchase or sale order is pending or under active consideration for any Client, neither the same security nor any related security (such as an option, warrant or convertible security) may be bought or sold for any Covered Account.

FMI understands that, due to the nature of the markets, personal trades may be placed during business hours. FMI, however, strongly discourages frequent trading which may adversely affect an employee’s attention to their responsibility for Clients.

Initial Public Offerings

All Covered Persons of FMI, whether registered or not, are NOT permitted to participate in an initial public offering (“IPO”). This also includes immediate family members and/or members of your household that you financially support. This policy is intended to prevent front running and to mitigate conflicts of interest, as employees with advanced knowledge of Client activity could exploit that information for personal gain, which is a violation of FMI’s fiduciary duty. Once the security stops trading at its offering price and begins trading in the secondary market, it can be purchased by a Covered Person, subject to the normal pre-clearance rules of the Code.

Private Security Transactions

A “Private Securities Transaction” includes an investment in a private placement (hedge fund or private equity fund), a privately placed security, a private investment partnership, an interest in oil and gas ventures, real estate syndications, participations in tax shelters and other investment vehicles and shares issued prior to a public distribution. Before entering into a Private Securities Transaction, an Access Person must submit a Private Security Transactions Form in MCO. The Access Person will be required to provide full details of the proposed transaction. The Compliance Department, in its sole discretion, will provide approval via MCO if it determines that the private security transaction does not pose a conflict with a Client or unmanageable risk to the Firm.

Pre-Clearance Requirements

FMI requires pre-clearance of personal trades through MCO, unless an exemption is available. Please refer to Section X (Pre-Clearance of Personal Trades) for more information.

Blackout Period

No security, unless otherwise specified, may be bought or sold for the account of any Access Person during the period commencing three (3) calendar days prior to and ending three (3) calendar days after the initiation of a new (as opposed to a transaction necessitated by a client’s cash flow) purchase or sale (or entry of an order for the purchase or sale) of that security for the account of any new or existing Client with respect to which such person has been designated an Access Person. A security under active consideration must not be traded in Covered Accounts.

The following securities are NOT subject to a three (3) day blackout period:

•         Any equity security, real estate investment trust (“REIT”) or options contract if the market capitalization of the underlying security is above $10 Billion at the time of trade.

•         Any exchange-traded fund (“ETF”) or exchange-traded note (“ETN”), other than FMI’s advised or sub-advised ETFs or ETNs.

•         Direct obligations of the U.S. Government (e.g., US Treasury bonds, notes, etc.).

•         Money market instruments (e.g., banker’s acceptances, bank CDs, commercial paper, money market funds, etc.).

•         FMI’s passively managed Funds.

•         Securities held in a 529 College Savings Plan.

•         Securities held in any 401(k) Plan that does not offer a Reportable Fund.

Holding Period

To mitigate concerns over short-term trading, there is a thirty (30) day holding period for most transactions. Short-term trading by Access Persons in accounts for which they have any beneficial ownership is prohibited. Short-term trading is defined as purchases and sales of the same or equivalent Reportable Security within a thirty (30) calendar day period. Short-term trading will be evaluated on a last-in, first-out (“LIFO”) basis.

The following securities are NOT subject to a thirty (30) day holding period:

•         Any equity security, REIT or options contract if the market capitalization of the underlying security is above $10 Billion at the time of trade.

•         Direct obligations of the U.S. Government (e.g., US Treasury bonds, notes, etc.).

•         Money market instruments (e.g., banker’s acceptances, bank CDs, commercial paper, money market funds, etc.).

•         FMI’s passively managed ETFs or mutual funds.

•         Securities held in a 529 College Savings Plan.

•         Securities held in any 401(k) Plan that does not offer a Reportable Fund.

Managed Accounts

Accounts for which bona fide legal investment discretion has been granted to an outside entity are not subject to the Personal Trading Policy beyond their disclosure as a Covered Account. Managed Accounts must be reported in MCO at the time of hire or as soon as a new managed account is opened and must be certified annually in MCO. Please contact the Compliance Department for a copy of the Managed Account Letter that must be signed by the Access Person, as well as the third-party manager of the account.

XI.                PRE-CLEARANCE OF PERSONAL TRADES

Unless one of the exceptions noted in this section apply, all Access Persons must pre-clear any personal securities transactions for Covered Accounts by submitting a Trade Pre-Clearance Request through MCO before placing a trade. The Compliance Department will review the transaction and approve or deny the request via MCO as soon as practicable. Pre-clearance approvals are good for ONLY one (1) business day. Please see the chart below for categories of securities and/or accounts that require pre-clearance.

SECURITIES THAT REQUIRE PRE-CLEARANCE

•         Closed-End Mutual Funds

•         Commodities (including Commodity Futures)

•         Equity Securities, REITs and options contracts if the market capitalization of the underlying security is below $10 Billion at the time of trade

•         Fixed Income Securities (including Corporate Bonds)

•         FMI’s (advised or sub-advised by FMI) Actively Managed1 1940 Act Funds

•         Futures

•         Municipal & General Obligation Bonds

1 At the time of this Code, this includes SGVA, ZHOG (formerly XFIX), the Oakhurst Fixed Income Fund (OHFIX), the F/m Investments Large Cap Focused Fund (IAFLX/IAFMX), the F/m Emerald Life Sciences Innovation ETF (LFSC) and the F/m Emerald Special Situations Fund (SPIT).

•         Private Placements or Limited Offerings

•         Securities or Funds on the Pre-Clearance List (if any)

•         UITs

SECURITIES THAT DO NOT REQUIRE PRE-CLEARANCE

•         Any ETF or ETN, other than FMI’s advised or sub-advised ETFs or ETNs

•         Direct Obligations of the U.S. Government

•         Equity Securities, REITs and options contracts if the market capitalization of the underlying security is above $10 Billion at the time of trade

•         FMI’s (advised or sub-advised by FMI) Passively Managed2 1940 Act Funds

•         Money Market Instruments (bankers’ acceptances, bank CDs, commercial paper, money market funds, etc.)

•         Open-End Mutual Funds other than FMI’s advised or sub-advised Mutual Funds

•         Securities held in a 529 College Savings Plan

•         Securities in a 401(k) Plan that does not offer a Reportable Fund

XII.              REQUIRED REPORTS, CERTIFICATIONS AND DISCLOSURES

All Covered Persons are required to submit the reports described below. Failure to submit the reports in a timely manner is considered a violation of the Code.

Holdings Reports

Holdings reports are required from Access Persons. Holdings reports must include: (1) the title and type of security, and (as applicable) exchange ticker symbol or CUSIP number, number of shares and principal amount of each reportable security in which the Access Person has any direct or indirect beneficial ownership; (2) the name of any broker-dealer or custodian with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and (3) the date the report is

2 As of the date of this Code, this includes the F/m U.S. Benchmark Series (TBIL, XBIL, OBIL, UTWO, UTRE, UFIV, USVN, UTEN, UTWY, UTHY), the F/m US Treasury 3-Month Bill Fund – Institutional Class (TBFMX), the F/m Credit Series (ZTWO, ZTRE, ZTEN), CPAG, CPHY, RBIL, ZMUN, and ZTOP.

submitted.

Initial holdings reports are required to be submitted no later than ten (10) days after an individual becomes an Access Person and must be current as of a date no more than forty-five (45) days prior to the date the individual became an Access Person.

Annual holdings reports must be submitted by ALL Access Persons no later than thirty (30) days after the end of each calendar year.

Transaction Reports

Transaction reports, covering all transactions in Reportable Securities during the prior quarter, must be submitted no later than thirty (30) days after the end of each calendar quarter. Transaction reports must contain the following information about each transaction in any reportable security in which the Access Person had, or by reason of the transaction acquired, any direct or indirect beneficial ownership: (1) the date of the transaction, the title and (as applicable) the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved; (2) the nature of the transaction; (3) the price of the security at which the transaction was effected;

(4) the name of the broker, dealer or bank with or through which the transaction was effected; and (5) the date of the report.

** Direct feeds may be set up with certain brokers to provide transactions and holding information (See Account Custodians with Electronic Feeds above). If a direct feed is not set up with the custodian, the Access Persons must upload investment statements containing all the required information described above. It is the Access Person’s obligation to verify that all information is included prior to completing certifications. If required information is not included, the Access Person must inform the CCO, or their designee.**

Exceptions from Reporting Requirements

Reports are not required: (1) with respect to securities held in accounts over which the Access Person had no direct influence or control; (2) with respect to transactions effected pursuant to an automatic investment plan; or (3) accounts that can hold ONLY open-end mutual funds. A brokerage account that only has mutual funds, but could purchase or sell stocks, bonds and ETFs is considered a Covered Accounts and must be reported.

Review of Reports

Upon receipt of each Holding Report or Transaction Report, the Compliance Department will review it to determine whether or not there are any questions about the contents, including the securities referenced, size, timing or other aspects of the holding or transaction that require further inquiry. In particular, these personal securities reports will be reviewed for unauthorized trading relating (but not limited) to the following issues:

•         Securities currently on the Restricted List;

•         Initial Public Offerings (IPOs);

•         Private Placements

•         Any securities that may be potentially affected by inside information that the Firm or Access Person may possess;

•         Market timing;

•         Front running;

•         Participating in block trades to the disadvantage of Clients;

•         Trading activity in contravention to the advice given to Clients.

All Personal Securities Holdings and Transaction Reports will be reviewed by the Compliance Department within a time period specified by the CCO. If a problem or concern is detected, the CCO will immediately take appropriate action on any items that may conflict or potentially cause a conflict with the Code. Documentation of any actions taken, including any resolution or remediation, will be created and maintained by the CCO. The CCO shall retain documentation of all reviews in accordance with the Firm’s books and records requirements.

Code of Ethics Certification

All Covered Persons, including Supervised Persons and Access Persons, must certify, upon becoming a Covered Person of the Firm and annually thereafter, to the CCO in the MCO system that they have read and understood the Code; that they have complied with ALL requirements of the Code and that they have provided the CCO with all transactions required to be reported under the Code. The Compliance Department will ensure that each Covered Person has continued access to the current copy of the Code, along with required certifications.

Background Verification

All Covered Persons must communicate any legal, regulatory, or financial matters that they become aware of to the CCO immediately. The CCO will also administer, at least annually, a certification that each Covered Person shall be required to complete.

Quarterly Personal Securities Certification

All Access Persons are required to submit copies of quarterly brokerage statements of Covered Accounts for compliance review in MCO within thirty (30) days of the end of the quarter, unless an electronic feed exists. Each Access Person will be required to complete a quarterly certification in MCO regarding their Covered Accounts and trading activity. Failure to provide reports on time is considered a violation of the Code.

Outside Business Activities Disclosure

All Covered Persons are required to certify, and disclose in MCO, upon becoming a Covered Person, and before undertaking any such activity or investments and annually thereafter, all Outside Business Activities, at the direction of the CCO or delegate.

XIII.           REPORTING VIOLATIONS

FMI requires all Covered Persons to promptly disclose concerns of suspected wrongdoing or violations of the Code. Reports of any violations should be made directly to the CCO. Suspected wrongdoing and violations may include, but are not limited to:

•         Violation(s) of Applicable Law;

•         Misuse of corporate assets;

•         Use of Material Non-Public Information (MNPI);

•         Misuse of Client non-public information; and/or

•         Failure to follow any provision outlined in the Code.

XIV.           SANCTIONS

A Covered Person has violated the Code when they have not complied with the requirements of the Code. Violations may be determined to be material or non-material, in the sole discretion of the CCO. In the event of a violation of this Code, the CCO will impose such sanctions as deemed necessary and appropriate. Sanctions range from a letter of censure, unwinding of settled trades, disgorgement of profit, suspension of employment without pay, referral to the appropriate regulatory agency and/or permanent termination of employment.

XV.             REVIEW OF COMPLIANCE REPORTS ON THE CODE OF ETHICS

The Code is a dynamic document that is subject to periodic review by the CCO the Firm's business evolves. The CCO will capture in its records, all issues including, but not limited to, the following:

•         A description of issues that have arisen under the Code since the last reporting period, including such items as any violations of the Code;

•         Sanctions imposed in response to the violations; and

•         Changes in the Code and any recommended changes.

XVI.           BOOKS & RECORDS

Rule 204-2 of the Advisers Act defines requirements for maintaining books & records. The CCO or delegate will maintain all records required, including copies of the Code, records of violations and sanctions, if applicable, holdings and transactions reports, copies of Covered Persons certifications, a list of all Covered Persons within the last five (5) years, and copies of the annual reports.

XVII.         CERTIFICATION OF THE CODE OF ETHICS

Covered Persons are required to read and certify their understanding and willingness to comply with the Code. Certifications will be administered by or on behalf of the CCO.

XVIII.      EXCEPTIONS

FMI’s Compliance Department reserves the right to decide, on a case-by-case basis, whether or not to grant an exception to any provisions under this Code. Any exceptions will be maintained in writing by the Compliance Department.

XIX.           TEMPORARY EMPLOYEES

Interns

FMI is committed to mentoring students in the financial services industry and is pleased to regularly offer internship opportunities to full-time students. To best offer a comprehensive experience to interns, FMI acknowledges that interns may be exposed to F/m’s MNPI. To best protect FMI’s proprietary information and MNPI, interns are subject to the following:

•         Interns will be designated as Supervised Persons under this Code and be required to complete the Initial Code of Ethics Acknowledgement and New Hire Questionnaire.

•         Interns will not be required to disclose Outside Business Activities unless the activity is associated with one of FMI’s Clients, Prospects or Vendors.

•         Interns are not Covered Persons and thus exempt from reporting political contributions.

All interns will be required to execute the Interns Code of Ethics Memo and acknowledge that they may be inadvertently exposed to MNPI during the course of the internship. If exposed to MNPI, they are required to notify the Compliance Department. Based on the Compliance

Department’s review, the Firm reserves the right to require an intern (and their immediate family members) to the FMI Personal Trading Policy for Access Persons to mitigate any conflict of interest.

Consultants and other Temporary Employees

The Compliance Department will determine on a case-by-case basis whether consultants or other temporary employees should be subject to this Code as a Supervised or Access Person. The determination will be made based upon an application of the criteria provided herein, whether an appropriate confidentiality agreement is in place, and such other information as may be necessary to ensure that proprietary information is protected. As such, consultants and other temporary employees may only be subject to certain sections of the Code, such as certifying to it, or may be exempt from certain reporting requirements.